TASEKO ADOPTS NEW SHAREHOLDERS’ VOTE POLICIES AND WILL ADD
TWO NEW INDEPENDENT DIRECTORS

February 29, 2016, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) (“Taseko” or the “Company”) announces that the Board of directors of Taseko, after engaging with certain larger shareholders, has approved two additions to the Company’s Corporate Governance Policies and Procedures Manual. These changes will give shareholders a greater say on the Company’s relationship with Hunter Dickinson Inc. (“HDI”), a long-time services provider with which Taseko has certain directors and shareholders in common. Taseko has also committed to add two new independent directors to the board in the near term.

The Governance Manual, which is available on Taseko’s website, sets out detailed policies and procedures for Taseko’s corporate governance, including governance procedures involving HDI. The Governance Manual is a regularly updated document which has been in place for many years, and was last updated on May 4, 2015. Even prior to these new voting procedures, the Governance Manual required that directors who are independent of HDI determine whether investments involving HDI are appropriate, and that Taseko directors who are also directors of HDI recuse themselves from any such decisions.

Details on New Shareholder Voting Rights

Taseko has amended the Governance Manual to provide Taseko shareholders with a right to vote in two additional situations:

  Two advisory say-on-pay resolutions will be presented annually to shareholders with respect to both executive compensation, as well as fees paid to HDI and its affiliates; and
  Approval by a majority of disinterested shareholders will be required for any future acquisitions or dispositions in which HDI or any party related to HDI has a financial interest.

The Company’s annual proxy circular will include detailed disclosure of the services provided by HDI and all fees paid by Taseko to HDI and its affiliates, as well as customary disclosure for say-on-pay resolutions about executive compensation. If either of the say-on-pay resolutions do not receive approval by a majority of votes cast, Taseko will, for the HDI resolution, ask an independent committee of the Board to review the terms of the HDI services agreement for cancellation or amendment and if the executive compensation approval resolution fails, Taseko’s compensation committee will engage with shareholders and review its compensation practices. The HDI services agreement is on file at www.sedar.com, and is currently cancellable on 30 days notice.

No HDI related acquisition or disposition transactions are currently being contemplated by Taseko. Under the new policies, a shareholder vote would be required even if such transaction does not otherwise require a shareholders’ vote under current or future regulatory rules.

Key Attributes for New Independent Directors

In its consideration of candidates for the two new independent director positions, Taseko will look for the following key attributes:

  Technical or operational mining expertise, or
  A track record of creating value for the shareholders of mining companies.

With the addition of two new independent directors, the size of the board will increase to nine from seven currently, and six of the nine directors will be independent. Taseko will not consider any candidates associated with a dissident that recently requisitioned a Taseko shareholders’ meeting.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact: Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533 Shareholders may also contact Taseko’s proxy solicitation agent:

Laurel Hill Advisory Group
North America Toll Free: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com

Russell Hallbauer
President and CEO

About Taseko
Taseko is focused on the operation and development of mines in North America. Headquartered in Vancouver, Canada, Taseko is the owner (75%) and operator of the Gibraltar Mine, the second largest open pit copper-molybdenum mine in Canada. Taseko’s Aley Niobium Project, Florence Copper Project, and New Prosperity Gold-Copper Project are all advanced staged projects which provide the Company with a diverse commodity pipeline.

No regulatory authority has approved or disapproved of the information contained in this news release.